Exhibit 99.1

Jupai Reports Third Quarter 2016 Results

SHANGHAI — November 15, 2016 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the quarter and nine months ended September 30, 2016.

Effective July 1, 2016, Jupai changed its reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. In this announcement, the unaudited financial results for the quarter and nine months ended September 30, 2016, respectively, are stated in Renminbi. This release contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results have been recast into the new reporting currency.

THIRD QUARTER AND FIRST NINE MONTHS 2016 FINANCIAL HIGHLIGHTS

•                     Net revenues in the third quarter of 2016 were RMB320.5 million (US1$48.1 million), a 64.0% increase from the corresponding period in 2015. For the first nine months of 2016, net revenues were RMB789.2 million (US$118.3 million), an increase of 105.9% from the same period in 2015.

(RMB ‘000, except percentages)	Q3 2015	Q3 2015%	Q3 2016	Q3 2016%	YoY Change %
One-time commissions	109,536	55.9%	144,025	45.0%	31.5%
Recurring management fees	30,402	16.1%	88,867	27.7%	192.3%
Recurring service fees	55,440	28.0%	31,117	9.7%	-43.9%
Other service fees	—	—	56,458	17.6%	100.0%
Total net revenues	195,378	100.0%	320,467	100.0%	64.0%

(RMB ‘000, except percentages)	First Nine Months of 2015	First Nine Months of 2015%	First Nine Months of 2016	First Nine Months of 2016%	YoY Change %
One-time commissions	229,320	59.8%	447,893	56.7%	95.3%
Recurring management fees	70,184	18.6%	187,529	23.8%	167.2%
Recurring service fees	83,878	21.6%	97,327	12.3%	16.0%
Other service fees	—	—	56,458	7.2%	100.0%
Total net revenues	383,382	100.0%	789,207	100.0%	105.9%

•                      Income from operations in the third quarter of 2016 was RMB115.0 million (US$17.3 million), a 68.0% increase from the corresponding period in 2015. For the first nine months of 2016, income from operations was RMB200.7 million (US$30.1 million), an increase of 32.1% from the same period in 2015.

•                      Net income attributable to ordinary shareholders in the third quarter of 2016 was RMB78.8 million (US$11.8 million), a 64.0% increase from the corresponding period in 2015. For the first nine months of 2016, net income attributable to ordinary shareholders was RMB145.3 million (US$21.8 million), an increase of 26.4% from the same period in 2015.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars in this press release is based on the noon buying rate on September 30, 2016, as set forth in the H.10 statistical release of the Federal Reserve Bank of New York, which was RMB6.6685 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the third quarter of 2016 was RMB87.9 million (US$13.2 million), an 60.9% increase from the corresponding period in 2015. For the first nine months of 2016, non-GAAP net income attributable to ordinary shareholders was RMB171.3 million (US$25.7 million), an increase of 35.0% from the same period in 2015.

THIRD QUARTER AND FIRST NINE MONTHS 2016 OPERATIONAL UPDATES

•                      Total number of active clients3 during the third quarter of 2016 was 3,351.

•                      The aggregate value of wealth management products distributed by the Company during the third quarter of 2016 was RMB11,823 million (US$1,773 million), a 48.8% increase from the corresponding period in 2015. For the first nine months of 2016, the aggregate value of wealth management products distributed by the Company was RMB30,813 million (US$4,621 million), a 62.7% increase from the corresponding period in 2015.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
Product type	September 30, 2015		September 30, 2016		September 30, 2015		September 30, 2016
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	5,088	64%	9,656	81%	10,236	54%	19,637	64%
Private equity products	1,958	25%	1,191	10%	4,390	23%	7,451	24%
Secondary market equity fund products	433	5%	794	7%	3,730	20%	2,897	9%
Other products	466	6%	182	2%	577	3%	828	3%
All products	7,945	100%	11,823	100%	18,933	100%	30,813	100%

•                      Jupai’s coverage network as of September 30, 2016 included 65 client centers covering 40 cities, up from 47 client centers covering 26 cities, as of September 30, 2015.

•                      Total assets under management4 as of September 30, 2016 were RMB29,356 million (US$4,402 million), a 13.6% increase from June 30, 2016 and a 204.8% increase from September 30, 2015.

Assets under management — breakdown by product type

	As of
Product type	September 30, 2015		September 30, 2016
	(RMB in millions, except percentages)
Fixed income products	3,753	39%	13,514	45%
Private equity products	4,726	49%	13,081	45%
Secondary market equity fund products	843	9%	2,232	8%
Other products	309	3%	529	2%
All products	9,631	100%	29,356	100%

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

“Jupai continued to grow rapidly in the third quarter of 2016 with net income rising 64% year-over-year,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “The challenging macroeconomic environment has caused investors to become more risk averse, leading to higher demand for fixed-income products. However, traditional fixed-income products, such as conventional wealth management products issued by commercial banks and cash management products from online financial institutions, have experienced declining returns due to interest rate cuts by China’s central bank. Leveraging our relationship with our major shareholder, E-House, a top real estate service company in China, and CRIC, the owner of an advanced real estate information database and analysis system in China, Jupai is able to identify high-quality underlying real estate assets with attractive risk-return profiles. This provides us with a competitive advantage over our peers, and helped us to increase the aggregate value of fixed income products distributed by Jupai to a record high of RMB 9.7 billion in the third quarter. We will remain focused on providing the best possible products to our clients while maintaining strict risk controls, in order to establish Jupai as the top wealth and asset management brand for high-net-worth individuals in China.”

Mr. Tianxiang Hu, Jupai’s co-chairman and executive chairman of the board added, “Jupai’s asset management business delivered robust results in the third quarter of 2016, with total assets under management growing significantly from RMB 9.6 billion as of September 30, 2015, to RMB 29.4 billion as of September 30, 2016. We will continue to diversify our product offerings to better meet clients’ evolving wealth management and asset allocation needs and to drive Jupai’s long term, sustainable growth.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai maintained solid growth momentum in the first nine months of 2016. Our proactive sales and marketing strategies drove impressive top-line growth, and helped to strengthen the Jupai brand and increase our market share. Our net margin recovered consecutively in the second and the third quarters of 2016. As we continue to optimize our revenue structure, expand our business scale and increase operating efficiency, we remain optimistic about Jupai’s bottom line outlook for 2016.”

THIRD QUARTER AND FIRST NINE MONTHS 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2016 were RMB320.5 million (US$48.1 million), a 64.0% increase from the corresponding period in 2015, primarily due to increases in recurring management fees and other service fees. Net revenues were RMB789.2 million (US$118.3 million) for the first nine months of 2016, an increase of 105.9% from the same period in 2015.

•                      Net revenues from one-time commissions for the third quarter of 2016 were RMB144.0 million (US$21.6 million), a 31.5% increase from the corresponding period in 2015, primarily as a result of an increase in the aggregate value of wealth management products distributed by the company. For the first nine months of 2016, net revenues from one-time commissions were RMB447.9 million (US$67.2 million), an increase of 95.3% from the same period in 2015.

•                      Net revenues from recurring management fees for the third quarter of 2016 were RMB88.9 million (US$13.3 million), a 192.3% increase from the corresponding period in 2015, primarily attributable to an increase in the value of assets under our management. The Company recognized RMB6.6 million (US$1.0 million) and nil carried interest in the third quarter of 2016 and 2015, respectively. For the first nine months of 2016, net revenues from recurring management fees were RMB187.5 million (US$28.1 million), a 167.2% increase from the same period in 2015. RMB11.6 million (US$1.7 million) and RMB16.2 million carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2016 and the same period in 2015, respectively.

•                      Net revenues from recurring service fees for the third quarter of 2016 were RMB31.1 million (US$4.7 million), a 43.9% decrease from the corresponding period in 2015, primarily as the Company recognized RMB40.3 million in variable performance fees in the third quarter of 2015, compared to RMB5.7 million (US$0.9 million) in the third quarter of 2016. For the first nine months of 2016, net revenues from recurring service fees were RMB97.3 million (US$14.6 million), a 16.0% increase from the same period in 2015. The Company recognized RMB13.4 million (US$2.0 million) and RMB57.5 million variable performance fees for the first nine months of 2016 and the same period in 2015, respectively.

•                      Net revenues from other service fees for the third quarter of 2016 were RMB56.5 million (US$8.5 million), which mainly include sub-advisory fees collected from other asset management company. The Company recognized these revenues for the first time in the third quarter of 2016.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2016 were RMB205.4 million (US$30.8 million), an increase of 61.9% from the corresponding period in 2015. For the first nine months of 2016, operating costs and expenses were RMB588.5 million (US$88.2 million), an increase of 154.2% from the same period in 2015.

•                      Cost of revenues for the third quarter of 2016 was RMB120.3 million (US$18.0 million), a 39.2% increase from the corresponding period in 2015, primarily due to concurrent increases in the number of wealth management advisors and client managers and the average compensation. For the first nine months of 2016, cost of revenues was RMB331.1 million (US$49.7 million), an increase of 136.4% from the same period in 2015.

•                      Selling expenses for the third quarter of 2016 were RMB68.2 million (US$10.2 million), a 191.3% increase from the corresponding period in 2015, primarily due to increases in marketing, advertising and brand promotion expenses, including an expenditure covering an education program run by The Wharton School of the University of Pennsylvania to provide our professional teams and high-net-worth clients with the latest investment knowledge and training. For the first nine months of 2016, selling expenses were RMB172.6 million (US$25.9 million), an increase of 257.8% from the same period in 2015.

•                      G&A expenses for the third quarter of 2016 were RMB35.7 million (US$5.3 million), a 23.0% increase from the corresponding period in 2015, mainly due to increases in both the numbers of managerial and administrative personnel and compensation paid to them as well as increases in rental and office supply expenses. For the first nine months of 2016, G&A expenses were RMB106.8 million (US$16.0 million), an increase of 83.1% from the same period in 2015.

•                      Other operating income (government subsidies) received by the Company in the third quarter of 2016 was RMB18.8 million (US$2.8 million), a 57.6% increase from the corresponding period in 2015. For the first nine months of 2016, other operating income was RMB22.0 million (US$3.3 million), an increase of 44.9% from the same period in 2015.

Operating margin for the third quarter of 2016 was 35.9%, compared to 34.9% for the corresponding period in 2015. For the first nine months of 2016, operating margin was 25.4%, compared to 39.6% for the same period in 2015.

Income tax expenses for the third quarter of 2016 were RMB32.4 million (US$4.9 million), a 62.5% increase from the corresponding period in 2015. The increase was primarily due to an increase in taxable income. For the first nine months of 2016, income tax expenses were RMB56.7 million (US$8.5 million), an increase of 24.5% from the same period in 2015.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the third quarter of 2016 was RMB78.8 million (US$11.8 million), a 64.0% increase from the corresponding period in 2015. For the first nine months of 2016, net income attributable to ordinary shareholders was RMB145.3 million (US$21.8 million), an increase of 26.4% from the same period in 2015.

•                      Net margin attributable to ordinary shareholders for the third quarter of 2016 was 24.6%, as compared to 24.4% for the corresponding period in 2015. For the first nine months of 2016, net margin attributable to ordinary shareholders was 18.4%, compared to 30.0% for the same period in 2015.

•                      Net income attributable to ordinary shareholders per basic and diluted ADS for the third quarter of 2016 was RMB2.45 (US$0.37) and RMB2.36 (US$0.35), respectively, as compared to RMB1.75 and RMB1.67, respectively, for the corresponding period in 2015. For the first nine months of 2016, net income attributable to ordinary shareholders per basic and diluted ADS was RMB4.53 (US$0.68) and RMB4.35 (US$0.65), respectively, as compared to RMB5.18 and RMB4.91, respectively, for the same period in 2015.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2016 was RMB87.9 million (US$13.2 million), a 60.9% increase from the corresponding period in 2015. For the first nine months of 2016, non-GAAP net income attributable to ordinary shareholders was RMB171.3 million (US$25.7 million), a 35.0% increase from the same period in 2015.

•                      Non-GAAP net margin attributable to ordinary shareholders for the third quarter of 2016 was 27.4%, as compared to 27.7% for the corresponding period in 2015. For the first nine months of 2016, non-GAAP net margin attributable to ordinary shareholders was 21.7%, as compared to 33.1% for the same period in 2015.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the third quarter of 2016 was RMB2.63 (US$0.39), as compared to RMB2.05 for the corresponding period in 2015. For the first nine months of 2016, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB5.12 (US$0.77), as compared to RMB7.85 for the same period in 2015.

Balance Sheet and Cash Flow

As of September 30, 2016, the Company had RMB952.2 million (US$142.8 million) in cash and cash equivalents, compared to RMB795.5 million as of December 31, 2015.

Net cash provided by operating activities during the third quarter of 2016 was RMB50.9 million (US$7.6 million). For the first nine months of 2016, net cash provided by operating activities was RMB42.1 million (US$6.3 million).

Net cash used in investing activities during the third quarter of 2016 was RMB12.2 million (US$1.8 million). For the first nine months of 2016, net cash used in investing activities was RMB26.4 million (US$4.0 million).

Net cash provided by financing activities during the third quarter of 2016 was RMB0.7 million (US$0.1 million). For the first nine months of 2016, net cash provided by financing activities was RMB141.0 million (US$21.1 million).

BUSINESS OUTLOOK

The Company estimates that its net revenues for the fourth quarter of 2016 will be in the range of RMB233 million (US$35 million) to RMB253 million (US$38 million), an increase of 9.9% to 19.3% compared to the same period in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on November 15, 2016 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526
Hong Kong:	800-905-927 or +852-5808-3202
Mainland China:	400-120-0539
Singapore	800-616-3222 or +65-3157-9230
Passcode:	5339964

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 22, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Singapore	800-616-2127
Passcode:	5339964

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (21) 6230 5097

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	September 30,	September 30,
	2015	2016	2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	795,497,163	952,212,342	142,792,583
Short-term investments	72,446,602	88,260,098	13,235,375
Short-term entrusted investments	1,868,839	—	—
Accounts receivable	26,008,543	93,375,085	14,002,412
Other receivables	33,539,256	55,907,007	8,383,746
Amounts due from related parties	11,923,607	77,365,392	11,601,618
Advanced payment for acquisition-current	—	20,328,600	3,048,452
Deferred tax assets — current	46,020,741	47,111,914	7,064,844
Other current assets	6,659,354	11,159,819	1,673,513

Total current assets	993,964,105	1,345,720,257	201,802,543
Long-term investments	64,859,168	30,000,000	4,498,763
Investment in affiliates	75,182,868	97,537,288	14,626,571
Advanced payment for acquisition	94,888,600	77,560,000	11,630,801
Property and equipment, net	16,064,933	28,702,259	4,304,155
Intangible assets	54,754,172	68,767,076	10,312,226
Goodwill	259,714,506	267,466,290	40,108,914
Long-term prepayment	1,900,385	6,081,479	911,971
Deferred tax assets — non-current	8,073,577	8,073,577	1,210,703

Total Assets	1,569,402,314	1,929,908,226	289,406,647

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	80,806,138	58,980,413	8,844,630
Income tax payable	103,337,008	92,133,846	13,816,277
Other tax payable	39,220,006	43,098,139	6,462,944
Dividend payable	7,499,998	—	—
Amounts due to related parties-current	—	6,267,343	939,843
Deferred revenue from related parties	83,752,232	113,384,225	17,002,958
Deferred revenues	58,157,948	45,264,486	6,787,806
Other current liabilities	4,742,957	22,861,568	3,428,292

Total current liabilities	377,516,287	381,990,020	57,282,750
Amounts due to related parties-non current	34,286,208	—	—
Deferred revenue — non-current from related parties	30,708,429	71,299,149	10,691,932
Deferred revenue — non-current	3,561,506	2,909,736	436,340
Non-current uncertain tax position liabilities	5,372,253	5,797,173	869,338
Deferred tax liabilities— non-current	13,688,541	10,557,629	1,583,209

Total Liabilities	465,133,224	472,553,707	70,863,569
Equity	1,104,269,090	1,457,354,519	218,543,078
Total Liabilities and Total Shareholders’ Equity	1,569,402,314	1,929,908,226	289,406,647

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	YoY Change %
	RMB	RMB	USD
Revenues
Third party revenues	115,649,572	140,604,586	21,084,890	21.6%
Related party revenues	81,511,219	182,050,798	27,300,112	123.3%
Total revenues	197,160,791	322,655,384	48,385,002	63.7%
Business taxes and related surcharges	(1,783,284)	(2,188,327)	(328,159)	22.7%

Net revenues	195,377,507	320,467,057	48,056,843	64.0%

Operating costs and expenses:
Cost of revenues	(86,388,686)	(120,279,680)	(18,036,992)	39.2%
Selling expenses	(23,429,171)	(68,239,307)	(10,233,082)	191.3%
General and administrative expenses	(29,009,171)	(35,675,530)	(5,349,858)	23.0%
Other operating income — government subsidies	11,907,297	18,769,539	2,814,657	57.6%

Total operating cost and expenses	(126,919,731)	(205,424,978)	(30,805,275)	61.9%

Income from operations	68,457,776	115,042,079	17,251,568	68.0%

Interest income	157,529	619,035	92,830	293.0%
Investment income	2,417,201	4,729,880	709,287	95.7%
Other income (loss)	2,561,303	(29,388)	(4,407)	-101.1%

Total other income	5,136,033	5,319,527	797,710	3.6%

Income before taxes and income from equity in affiliates	73,593,809	120,361,606	18,049,278	63.5%
Income tax expense	(19,937,284)	(32,399,968)	(4,858,659)	62.5%
Income from equity in affiliates	(2,215,852)	(972,580)	(145,847)	-56.1%

Net income	51,440,673	86,989,058	13,044,772	69.1%
Net income attributable to non-controlling interests	(3,366,818)	(8,146,378)	(1,221,621)	142.0%

Net income attributable to ordinary shareholders	48,073,855	78,842,680	11,823,151	64.0%

Net income per ADS:
Basic	1.75	2.45	0.37	40.0%
Diluted	1.67	2.36	0.35	41.3%

Weighted average number of shares used in computation:
Basic	152,696,155	193,237,122	193,237,122
Diluted	159,938,813	200,503,580	200,503,580

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

	Nine months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	YoY Change %
	RMB	RMB	USD
Revenues
Third party revenues	186,758,128	296,436,511	44,453,252	58.7%
Related party revenues	199,683,367	494,809,881	74,201,077	147.8%
Total revenues	386,441,495	791,246,392	118,654,329	104.8%
Business taxes and related surcharges	(3,059,289)	(2,039,153)	(305,789)	-33.3%

Net revenues	383,382,206	789,207,239	118,348,540	105.9%

Operating costs and expenses:
Cost of revenues	(140,096,983)	(331,143,931)	(49,657,934)	136.4%
Selling expenses	(48,230,425)	(172,571,637)	(25,878,629)	257.8%
General and administrative expenses	(58,339,361)	(106,802,821)	(16,016,019)	83.1%
Other operating income — government subsidies	15,201,901	22,027,028	3,303,146	44.9%

Total operating cost and expenses	(231,464,868)	(588,491,361)	(88,249,436)	154.2%

Income from operations	151,917,338	200,715,878	30,099,104	32.1%

Interest income	2,348,443	3,389,286	508,253	44.3%
Investment income	14,029,174	11,275,816	1,690,907	-19.6%
Other income	2,561,303	170,989	25,641	-93.3%

Total other income	18,938,920	14,836,091	2,224,801	-21.7%

Income before taxes and income from equity in affiliates	170,856,258	215,551,969	32,323,905	26.2%
Income tax expense	(45,517,823)	(56,662,010)	(8,496,965)	24.5%
Income from equity in affiliates	158,208	(904,981)	(135,710)	-672.0%

Net income	125,496,643	157,984,978	23,691,230	25.9%
Net income attributable to non-controlling interests	(10,563,373)	(12,680,003)	(1,901,478)	20.0%

Net income attributable to ordinary shareholders	114,933,270	145,304,975	21,789,752	26.4%

Net income per ADS:
Basic	5.18	4.53	0.68	-12.5%
Diluted	4.91	4.35	0.65	-11.4%

Weighted average number of shares used in computation:
Basic	92,063,691	192,409,641	192,409,641
Diluted	97,081,779	200,581,034	200,581,034

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Three months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	51,440,673	86,989,058	13,044,772	69%
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	407,290	—	—	-100%
Disposal of available-for-sale investment	(35,427)	—	—	-100%
Change in cumulative foreign currency translation adjustment	10,029,961	10,146,853	1,521,610	1%
Other comprehensive income	10,401,824	10,146,853	1,521,610	-2%

Comprehensive income	61,842,497	97,135,911	14,566,382	57%
Less: Comprehensive income attributable to non-controlling interests	3,366,818	8,729,244	1,309,027	159%

Comprehensive income attributable to ordinary shareholders	58,475,679	88,406,667	13,257,355	51%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Nine months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	125,496,643	157,984,978	23,691,230	26%
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	631,152	—	—	-100%
Disposal of available-for-sale investment	(300,806)	—	—	-100%
Change in cumulative foreign currency translation adjustment	11,376,559	22,200,346	3,329,136	95%
Other comprehensive income	11,706,905	22,200,346	3,329,136	90%

Comprehensive income	137,203,548	180,185,324	27,020,366	31%
Less: Comprehensive income attributable to non-controlling interests	10,563,372	13,262,870	1,988,884	26%

Comprehensive income attributable to ordinary shareholders	126,640,176	166,922,454	25,031,482	32%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2015	2016	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	24.4%	24.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	27.7%	27.4%

Net income attributable to ordinary shareholders	48,073,855	78,842,680	64.0%
Adjustment for share-based compensation	3,839,378	5,454,983	42.1%
Adjustment for amortization of intangible assets related to acquisition	2,702,955	3,589,976	32.8%
Adjusted net income attributable to ordinary shares(non-GAAP)	54,616,188	87,887,639	60.9%

Net income attributable to ordinary shares per ADS, diluted	1.67	2.36	41.3%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	2.05	2.63	28.3%

Weighted average number of shares used in computation:
Diluted	159,938,813	200,503,580	25.4%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2015	2016	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	30.0%	18.4%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	33.1%	21.7%

Net income attributable to ordinary shareholders	114,933,270	145,304,975	26.4%
Adjustment for share-based compensation	9,304,494	15,591,240	67.6%
Adjustment for amortization of intangible assets related to acquisition	2,702,955	10,412,017	285.2%
Adjusted net income attributable to ordinary shares(non-GAAP)	126,940,719	171,308,232	35.0%

Net income attributable to ordinary shares per ADS, diluted	4.91	4.35	-11.4%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	7.85	5.12	-34.8%

Weighted average number of shares used in computation:
Diluted	97,081,779	200,581,034	106.6%